1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

January 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 35

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 35 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 37 pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), together with exhibits thereto.

The Amendment incorporates changes in response to Securities and Exchange Commission staff comments on the Prospectus and Statement of Additional Information contained in Post-Effective Amendment No. 31 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 33 under the 1940 Act with respect to the Armored Wolf Global Enhanced Real Return Portfolio, a series of the Trust, filed on October 7, 2010.  No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss

16186200.2.BUSINESS